Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000
July 24, 2013
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4631
Attention: Pamela A. Long

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2012
Filed January 29, 2013
Quarterly Report on Form 10-Q for the Period Ended February 28, 2013
Filed April 9, 2013
File No. 001-11749
Ladies and Gentlemen:
As per your request, the following is the rollforward of the Stockholders' Equity of the Non-Guarantor subsidiaries which are directly owned by the Parent:

Non-Guarantor subsidiaries which are directly owned by the Parent	Stockholders' Equity
(Dollars in thousands)
November 30, 2011	$(37,068)
FY 2012 Net earnings attributable to Lennar	10,364
Distribution of earnings	(10,364)
Non-cash adjustment between equity and intercompany (1)	(17,808)
November 30, 2012	$(54,876)
(1) Primarily relates to the settlement of intercompany accounts between the Parent and certain Non-Guarantor subsidiaries. The effect of the settlement was a non-cash reclass between Intercompany and Equity, which resulted in the reduction of Equity related to these Non-Guarantor subsidiaries. Since these Non-guarantor subsidiaries were already in a deficit position, the effect of the reclass increased the deficit.
If you would like to discuss this response or any matters relating to the Form 10-K or subsequent Form 10-Q, please contact me at (305) 485-2062 or David Bernstein of K&L Gates LLP at (212) 536-4029.
Sincerely,

/s/ David Collins

David Collins

Controller

cc:	Era Anagnosti
Craig Slivka